Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Russell Langtry CHENU
Date of last notice	23 September 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	17 March 2015
No. of securities held prior to change	—	144,144 ordinary shares/CUFS registered in the name of the Director.
Class	Ordinary shares/CUFS
Number acquired	20,072 ordinary shares/CUFS following vesting of Relative TSR Restricted Stock Units (Relative TSR RSUs).
Number disposed	7,910 ordinary shares/CUFS sold

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	—	Vesting of Relative TSR RSUs – Nil; and
	—	Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs – $118,291.26.
No. of securities held after change	Current relevant interest is:
	—	156,306 ordinary shares/CUFS registered in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Two separate events:
	—	20,072 ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs.
	—	The on-market sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs.
¡ The disposal of the shares is required to fund (i) US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and (ii) sale costs.
¡ Following the sale, the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to receive or be issued ordinary shares/CUFS upon satisfaction of certain conditions.

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Name of registered holder (if issued securities)	Not applicable
Date of change	17 March 2015
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	— —	94,008 Relative TSR RSUs; and 17,831 ROCE RSUs.
Interest acquired	Not applicable
Interest disposed	20,072 Relative TSR RSUs vested on 17 March 2015.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts:
	— —	73,936 Relative TSR RSUs; and 17,831 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3